Form 52-109F1

Certification of Annual Filings

Full Certificate

I, Peter Breese, Chief Executive Officer of Asanko Gold Inc., certify the following:

1.

Review:   I   have   reviewed   the   AIF,   if   any,   annual   financial   statements   and   annual   MD&A,

including,  for  greater  certainty,  all  documents  and  information  that  are  incorporated  by  reference in the AIF (together, the “annual filings”) of Asanko Gold Inc. (the “issuer”) for the financial year ended December 31, 2015.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the annual  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material fact  required  to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  annual financial  statements  together  with  the  other  financial  information  included  in  the  annual  filings fairly  present  in  all  material  respects  the  financial  condition,  financial  performance  and  cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.

Responsibility:  The  issuer’s  other  certifying  officer(s)  and  I  are  responsible  for  establishing  and

maintaining   disclosure   controls   and   procedures   (DC&P)   and   internal   control   over   financial

reporting  (ICFR),  as  those  terms  are  defined  in  National  Instrument  52-109  Certification  of

Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:   Subject  to  the  limitations,  if  any,  described  in  paragraphs  5.2  and  5.3,  the  issuer’s  other certifying officer(s) and I have, as at the financial year end

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material   information   relating   to   the   issuer   is   made   known   to   us   by   others,

particularly during the period in which the annual filings are being prepared; and

(ii)

information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,  interim filings  or  other  reports  filed  or  submitted  by  it  under  securities  legislation  is recorded,  processed,  summarized  and  reported  within  the  time  periods  specified in securities legislation; and

(b)

designed  ICFR,  or  caused  it  to  be  designed  under  our  supervision,  to  provide  reasonable assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control  framework:   The  control  framework  the  issuer’s  other  certifying  officer(s)  and  I  used  to design  the  issuer’s  ICFR  is  based  on  Internal  Control  –  Integrated  Framework  issued  by  the

Committee of Sponsoring Organizations of the Treadway Commission.

5.2

ICFR – material weakness relating to design:  N/A

5.3

Limitation on scope of design:  N/A

6.

Evaluation: The issuer’s other certifying officer(s) and I have

(a)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)

evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)

our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)

N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2015 and ended on

December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.

Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s

ICFR.

Date: March 17, 2016

// Peter Breese

_______________________

Peter Breese

Chief Executive Officer

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